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                    HALL DICKLER KENT FRIEDMAN & WOOD LLP
                               909 THIRD AVENUE
                        NEW YORK, NEW YORK 10022-4731


Steven D. Dreyer
  212-339-5580

                                                           August 28, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20006-1506



            Re:  Russian Wireless Telephone Company, Inc.
                 Withdrawal of Registration Statement on Form 8-A
                 Commission File No. 000-22795


Ladies and Gentlemen:

        On behalf of our client, Russian Wireless Telephone Company, Inc. (the "Company"), we filed its above-referenced Registration Statement on Form 8-A on July 3, 1997. Such registration statement was filed in connection with the Company's registration of its securities under the Securities Act, pursuant to a Registration Statement on Form SB-2 (SEC File No. 333-24177).

        By reason of the fact that the Company is not yet prepared to seek effectiveness of its SB-2 Registration Statement, I am advising you, on behalf of the Company, that the Company is hereby withdrawing, effective this date, its above-referenced Registration Statement on Form 8-A.

        If any of the members of the Staff has any questions or comments regarding the foregoing, he or she should not hesitate to call me at 212-339-5580.



                                               Respectfully yours,




                                               Steven D. Dreyer